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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                        AMENDMENT NO. 2 TO SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                        ALLIANCE CAPITAL MANAGEMENT L.P.
                  (Name of issuer and person filing statement)

                      Units of Limited Partnership Interest
                         (Title of class of securities)

                                    018548107
                      (CUSIP number of class of securities)

                                DAVE H. WILLIAMS
                     ALLIANCE CAPITAL MANAGEMENT CORPORATION
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 969-1000

                  (Name, address and telephone number of person
                authorized to receive notices and communications
                    on behalf of the person filing statement)

                                   Copies to:

      Phillip R. Mills, Esq.                      David R. Brewer, Jr., Esq.
      Davis Polk & Wardwell                    Alliance Capital Management L.P.
       450 Lexington Avenue                       1345 Avenue of the Americas
     New York, New York 10017                      New York, New York 10105
          (212) 450-4000                                (212) 969-1000

                               September 30, 1999
     (Date tender offer first published, sent or given to security holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction Valuation*                        Amount of Filing Fee
--------------------------------------------------------------------------------
             $938,525,000                                   $260,910
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*Determined pursuant to Rule 0-11(b)(1). Based upon the market value of the maximum number of Alliance Capital Management L.P. units to be received by Alliance Capital Management L.P. in the exchange (34,600,000 units) as established by the average of the high and low sales prices of the Alliance Capital Management L.P. units on September 24, 1999 on the consolidated tape, which was $27.1250.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      (a) $ 91,790
                             (b) $218,990
Form or Registration No.:    (a) Preliminary Proxy Statement
                                 on Schedule 14A
                             (b) Registration No. 333-84477

Filing Party:    (a) Alliance Capital Management L.P.
                 (b) Alliance Capital Management L.P. II
Date Filed:      (a) April 22, 1999
                 (b) August 3, 1999


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


      This Amendment No. 2 amends the Schedule 13E-4 (the "Schedule 13E-4") of Alliance Capital Management L.P. filed on September 30, 1999, as amended by Amendment No. 1 filed on October 7, 1999.

      Item 4.  Interest in Securities of the Issuer.

      Item 4 of the Schedule 13E-4 is hereby amended in its entirety to read as follows:

      Such transactions are set forth on Amendment No. 1 to Annex A to this
Schedule 13E-4.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 13E-4 is true, complete and correct.

                        ALLIANCE CAPITAL MANAGEMENT L.P.

                        By: ALLIANCE CAPITAL MANAGEMENT CORPORATION,
                            GENERAL PARTNER

                        By: /s/ Robert H. Joseph
                            ---------------------------------------
                            Name:  Robert H. Joseph
                            Title: Senior Vice President and
                                   Chief Financial Officer

Dated: October 15, 1999

                                                      Amendment No. 1 to Annex A

                                                    Date of          Number       Price per
              Name           Title                Transaction       of Units       Unit ($)     Manner Effected
              ----           -----                -----------       --------       --------     ---------------
Alliance Capital Management Corporation:

     Dave H. Williams       Chairman                 8/2/99           30,000                    Gift.
                                                     8/2/99            7,000        31.1250     Open market sale.
                                                     8/3/99              600        30.6250     Open market sale.
                                                     8/3/99              100        30.6875     Open market sale.
                                                     8/2/99            3,000        31.1250     Open market sale.(1)
                                                     8/3/99              300        30.7500     Open market sale.(1)
                                                     8/3/99              100        30.6875     Open market sale.(1)
                                                     9/29/99          26,600        27.0000     Open market sale.(1)

     Stanley B. Tulin       Director                 8/20/99           2,000        26.5000     Open market acquisition.
                                                     8/20/99           1,000        26.5625     Open market acquisition.
                                                     8/20/99           1,000        26.6250     Open market acquisition.

     John D. Carifa         Director,                8/20/99             100        26.6875     Open market acquisition.(2)
                            President, Chief         8/20/99             100        26.6875     Open market acquisition.(3)
                            Operating Officer

     Michael Hegarty        Director                 8/23/99          18,000        27.2500     Open market acquisition.

     Robert H. Joseph,      Senior Vice              9/29/99             500        27.5000     Open market sale.
     Jr.                    President, Chief         9/29/99           1,000        27.4375     Open market sale.
                            Financial Officer        9/29/99          10,500        27.3750     Open market sale.
                                                     9/29/99             200        27.3125     Open market sale.
                                                     9/29/99           1,600        27.2500     Open market sale.
                                                     9/29/99          16,820        26.8750     Open market sale.


Alliance Fund Distributors:

     Robert L. Errico       Director                 8/17/99           2,000        27.2500     Open market acquisition.
                                                     8/24/99           1,000        26.5000     Open market acquisition.

Alliance Capital Management Singapore Limited:

     Jon R. Groom           Director                 8/25/99           4,000        26.6250     Open market acquisition.

Alliance Corporate Finance Group Incorporated:

     James R. Wilson        Director                 8/24/99             300        26.3125     Open market acquisition.
                                                     9/15/99             400        26.7500     Open market acquisition.

The Equitable Life Assurance Society of the United States:

     Robert L. Wilson       Executive Vice           8/19/99           3,500         27.9820    Open market acquisition.
                            President

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     (1) Sold by the Dave H. and Reba W. Williams Foundation.
     (2) Purchased by Mr. Carifa's son.
     (3) Purchased by Mr. Carifa's daughter.